Mail Stop 4561

June 23, 2006

VIA U.S. MAIL AND FAX (941) 364-8761

Mr. Wesley R. Edens
Chief Executive Officer and President
Global Signal Inc.
301 North Cattlemen Road, Suite 300
Sarasota, FL 34232-8886

> **Re:**   **Global Signal Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 1-32168**

Dear Mr. Edens:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis, page 48

Non-GAAP Financial Measures, page 74

1. It appears that you have excluded multiple recurring items from adjusted EBITDA and adjusted FFO. Please tell us how you determined that it is appropriate to exclude straight-line portion of revenues and expenses, loss on early extinguishment of debt, gain (loss) on sale of properties, gain (loss) on derivative instruments and impairment loss on assets held for sale from adjusted EBITDA and adjusted FFO. Straight-line portion of revenues and expenses

appears to be related to a cash flow item and would not be appropriate for an operating measure. See question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

2. You indicate that Adjusted FFO is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. This appears to be a liquidity measure and should be reconciled to cash flow from operations. Please revise or advise us why a restatement is not necessary.

Acquisitions, page F-15

Sprint Master Lease, page F-16

3. Please tell us how you have accounted for the option to purchase all of the Sprint towers before the expiration of your lease in 2037.   Please cite the accounting literature that you have relied upon.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief